CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT SAGE FUND

Calvert Global Water Fund

Class A Distribution Plan expenses incurred by the Calvert Global Water Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's daily net assets.

Date: September 30, 2008